ASL Capital Markets Inc.
(SEC I.D. No 8-69872)

Statement of Financial Condition
As of June 30, 2018
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

This report has been filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69872

FACING PAGE
Information Required of Brokers and Dealers Pursuance to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____**06/22/2017**____AND ENDING____**06/30/2018**____

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER: **ASL Capital Markets Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Summer Street

Stamford   **CT**   **06901**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Robert K. Tuite   **(203) 388-2955**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

300 1st Stamford Place

Stamford   **CT**   **06902**

CHECK ONE:
- [x] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form
are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AFFIRMATION

I, **Robert K. Tuite**, affirm that, to the best of my knowledge and belief, the accompanying Statement of Financial Condition pertaining to ASL Capital Markets Inc. (the "Company"), as of June 30, 2018, is true and correct. I further affirm that neither the Company nor any stockholder, officer or director has any proprietary interest in any account classified solely as that of a customer.



PATRICK JAMES LINAHAN
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 2023



_____
Robert K. Tuite
Chief Financial Officer
August 23, 2018

_____
Notary Public

This report** contains (check all applicable boxes)

(x) (a) Facing Page.

(x) (b) Statement of Financial Condition.

( ) (c) Statement of Income (Loss).

( ) (d) Statement of Changes in Financial Condition.

( ) (e) Statement of Changes in Stockholder's Equity.

( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

( ) (g) Computation of Net Capital.

( ) (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.

( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

(x) (l) An Oath or Affirmation.

( ) (m) A copy of the SIPC Supplemental Report

( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(c)(3).

ASL CAPITAL MARKETS INC.

TABLE OF CONTENTS



Building a better working world

Ernst & Young LLP
300 First Stamford Place
Stamford, CT 06902-6765

Tel: +1 203 674 3000

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of ASL Capital Markets Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ASL Capital Markets Inc. (the "Company") as of June 30, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at June 30, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2017.

August 23, 2018

A member firm of Ernst & Young Global Limited

ASL CAPITAL MARKETS INC.
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2018

ASSETS

Cash	$	8,459,480
Securities purchased under agreements to resell		7,052,874,298
Receivables from brokers, dealers and clearing organizations		5,781,348
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $81,568)		354,349
Other assets		105,858
Total assets	$	7,067,575,333

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Securities sold under agreements to repurchase	$	6,927,870,864
Payable to Parent		909,658
Accounts payable, accrued expenses and other liabilities		653,390
Total liabilities		6,929,433,912
Stockholder's equity		138,141,421
Total liabilities and stockholder's equity	$	7,067,575,333

See accompanying notes to Statement of Financial Condition.

ASL CAPITAL MARKETS INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF JUNE 30, 2018
_____

1. **ORGANIZATION AND NATURE OF BUSINESS**

ASL Capital Markets Inc. (the "Company") is a wholly-owned subsidiary of Aladin Secured Lending, Inc. (the "Parent"). The Company is organized as a Delaware corporation. The Company was formed to create and manage a matched book of repurchase and reverse repurchase transactions collateralized by U.S. Agency mortgage-backed securities and U.S. Treasury securities on a self-clearing basis.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, as amended, and became a member firm of the Financial Industry Regulatory Authority ("FINRA") effective June 22, 2017. The Company is also a member of the Securities Investor Protection Corporation. The Company is currently a registered broker-dealer in fifty U.S. states and territories. The Company was admitted as a clearing member of the Government Securities Division ("GSD") of the Fixed Income Clearing Corporation ("FICC") in March 2018.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation/Use of Estimates — The accompanying Statement of Financial Condition has been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). These principles require management to make certain estimates and assumptions that may affect the reported amounts of assets and liabilities at the date the Statement of Financial Condition has been issued. Actual results could differ from those estimates.

Cash and Cash Equivalents — The Company considers temporary, highly-liquid investments with an original maturity of three months or less to be cash equivalents, except for amounts required to be segregated for regulatory purposes. The Company has no cash equivalents as of June 30, 2018.

Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase — Securities purchased under agreements to resell ("reverse repo") and securities sold under agreements to repurchase ("repo") are collateralized by U.S. Agency mortgage-backed securities and U.S. Treasury securities and are recorded at their contracted resale or repurchase amount, plus accrued interest. The Company nets certain reverse repos and repos with the same counterparty and maturity date in the accompanying Statement of Financial Condition where net presentation is permitted under U.S. GAAP. It is the Company's policy to take possession of securities purchased under agreements to resell. The Company monitors the fair value of the underlying securities daily versus the related reverse repo or repo balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate. Counterparties are principally REIT's, broker-dealers, hedge funds and other financial institutions. Any accrued interest receivable and accrued interest payable on outstanding reverse repurchase and repurchase transactions are included in Securities purchased under agreements to resell, or Securities sold under agreements to repurchase, accordingly, in the Statement of Financial Condition. As of June 30, 2018, the Company did not engage in any repo-to-maturity transactions.

Depreciation and Amortization — Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Office equipment is depreciated using the straight-line method over a useful life of five to seven years. Furniture and fixtures are depreciated using the straight-line method over a useful life of seven years. Leasehold improvements are amortized using the straight-line method over the term of the related lease or estimated useful life, whichever is shorter. Software is amortized on a straight-line basis over a useful life of 36 months.

Income Taxes — The Company files a consolidated U.S. income tax return and a combined Connecticut state return with the Parent. The Company's income tax provision is calculated and recorded in accordance with a tax sharing arrangement with the Parent that is based on separate company reporting as if the Company were to file its income tax returns on a stand-alone basis. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets ("DTAs") and liabilities ("DTLs") for the expected future tax consequences of events that have been included in the Statement of Financial Condition. Under this method, DTAs and DTLs are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in income in the period that includes the enactment date. The Company recognizes DTAs to the extent that management believes these assets are "more-likely-than-not" to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that the Company would not be able to realize its DTAs in the future, a valuation allowance ("VA") would be established against the DTAs.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits, and accrued interest and penalties are included within Accounts payable, accrued expenses and other liabilities in the Statement of Financial Condition.

3. NEW ACCOUNTING STANDARDS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"). This ASU is a comprehensive revenue recognition standard that supersedes virtually all existing revenue guidance under U.S. GAAP. The standard's core principle is that an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The update is effective for public business entities for fiscal years beginning after December 15, 2017. The Company has evaluated the impact that adoption of ASU 2014-09 has on the Statement of Financial Condition, and it does not have a material impact.

In January 2016, the FASB issued ASU No. 2016-01, *Recognition and Measurement of Financial Assets and Financial Liabilities* ("ASU 2016-01"), which requires equity investments, except those accounted for under the equity method of accounting or those that result in consolidation of the investee, to be measured at fair value with changes in fair value recognized in net income, thus eliminating eligibility for the current available-for-sale category. This ASU also requires entities to present separately in accumulated other comprehensive income the portion of the total change in the fair value of a liability

resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. However, Federal Reserve Bank and Federal Home Loan Bank stock, as well as certain exchange seats, will continue to be presented at cost. Furthermore, this ASU introduces a measurement alternative for non-marketable equity securities. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company has evaluated the impact that the adoption of ASU 2016-01 has on the Statement of Financial Condition, and it does not have a material impact.

In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). The update is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The FASB is amending the Accounting Standards Codification ("ASC") and creating Topic 842, *Leases*. This ASU will be effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company is evaluating the impact that the standard will have on the Statement of Financial Condition and does not expect the impact to be material.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments-Credit Losses (Topic 326)*. This ASU changes the impairment model for most financial assets and certain other instruments. The new model requires the estimation of lifetime expected credit losses and corresponding recognition of allowance for losses for losses on trade and other receivables, held-to-maturity debt securities, loans and other instruments held at amortized cost. The ASU requires certain recurring disclosures and is effective for public business entities for fiscal years beginning after December 15, 2019 with early adoption permitted for annual periods or interim periods beginning after December 15, 2018. The Company is evaluating the impact that the standard will have on the Statement of Financial Condition and does not expect the impact to be material.

In August 2016, the FASB issued ASU No. 2016-15, *Statement of Cash Flows* (Topic 230), Classification of Certain Cash Receipts and Payments ("ASU 2016-15"), clarifying guidance on the classification of certain cash receipts and payments in the statement of cash flows. ASU 2016-15 addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice for reporting in the Statement of Cash Flows. The update is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The adoption of ASU 2016-15 does not have a material impact on the Company's Statement of Financial Condition.

In November 2016, the FASB issued ASU No. 2016-18, *Restricted Cash* ("ASU 2016-18"). This ASU amends the guidance in ASC Topic 230, Statement of Cash Flows, and is intended to reduce diversity in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendments within this ASU requires that the reconciliation of the beginning-of-the-period cash and cash equivalents amounts shown on the statement of cash flows include restricted cash and restricted cash equivalents. If restricted cash and restricted cash equivalents are presented separately from cash and cash equivalents on the balance sheet, an entity will be required to reconcile the amounts presented on the statement of cash flows to the amounts on the balance sheet. An entity will also be required to disclose information regarding the nature of restrictions. ASU 2016-18 requires retrospective application and is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, with early adoption permitted. The adoption of ASU 2016-18 will affect the Statement of Cash Flows wherever presented.

4. **CASH**

Cash consists of cash held at two large unaffiliated financial institutions. As of June 30, 2018, the Company's cash balance amounted to $8,459,480.

5. **RECEIVABLES AND PAYABLES**

Receivable from and Payable to customers

Receivable from and payable to customers arise from securities failed to receive and deliver on the settlement of the close leg of reverse repurchase and repurchase securities financing transactions. The Company had no receivables or payables from customers at June 30, 2018.

Receivable from Brokers, Dealers and Clearing Organizations and Payable to Brokers, Dealers and Clearing Organizations

Receivable from brokers, dealers and clearing organizations consist primarily of balances on hand, as well as participants fund requirements with the FICC, and fails to deliver with broker and dealers. Payable to brokers, dealers and clearing organizations consist primarily of balances owed to the Company's clearing broker, and fails to receive with brokers and dealers. Amounts receivable from brokers, dealers and clearing organizations at June 30, 2018 represent amounts due from FICC. The Company had no fails at June 30, 2018.

6. **COLLATERALIZED TRANSACTIONS**

The Company enters into reverse repo and repo transactions to engage in U.S. Agency mortgage-backed and U.S. Treasury matched book trading activities. The Company manages its exposure to credit risk associated with these transactions by entering into master netting agreements. These agreements provide the Company with the right, in the event of default by the counterparty (such as bankruptcy or a failure to pay or perform), to net a counterparty's rights and obligations under the agreement and to liquidate and setoff collateral against any net amount owed by the counterparty. The legal enforceability of the agreements are taken into account in the Company's risk management practices and application of counterparty credit limits. The Company also monitors the fair value of the securities purchased under agreements to resell and securities sold under agreements to repurchase on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

The Company receives cash or securities as collateral under reverse repo and repo agreements. In many instances, the Company is permitted by contract to re-hypothecate the securities received as collateral. These securities are used to secure repos. At June 30, 2018, the approximate fair value of securities received as collateral that could be sold or repledged by the Company was $15.12 billion, which was substantially rehypothecated, including $1.055 million in securities deposited into the Special Reserve account for the exclusive benefit of customers under the requirements of the SEC's Customer Protection Rule ("Rule 15c3-3"). Included in collateral received are $1.9 billion in General Collateralized Financings ("GCF") reverse repo trades done with FICC.

Approximately 95% of our collateralized transactions have maturities of three months or less as of June 30, 2018, with the remaining transactions having maturities of up to six months.

The following table presents information about the offsetting of reverse repos and repos and related collateral amounts as of June 30, 2018:

	Gross Amounts (in millions)	Amounts Offset in the Statement of Financial Condition (in millions)	Net Amounts Presented in the Statement of Financial Condition (in millions)	Amounts Not Offset in the Statement of Financial Condition (in millions)	Net Exposure (in millions)
Assets					
Securities purchased under agreements to resell	$ 15,052	$ (7,999)	$ 7,053	$ (7,053)	$ -
Liabilities					
Securities sold under agreements to repurchase	$ 14,927	$ (7,999)	$ 6,928	$ (6,928)	$ -

7. FAIR VALUE OF FINANCIAL INSTRUMENTS NOT RECORDED AT FAIR VALUE

In determining fair value, the Company maximizes the use of observable inputs when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based upon market data obtained from independent sources. Unobservable inputs reflect the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Transfers among the levels are recognized at the beginning of the year. The Company applies a hierarchy to categorize its fair value measurements broken down into three levels based on the observability of inputs as follows:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 — Unobservable inputs for the asset or liability.

Cash and Securities purchased under agreements to resell/securities sold under agreements to repurchase include reverse repurchase agreements (securities purchased under agreements to resell) and repurchase agreements (securities sold under agreements to repurchase). These agreements are treated as collateralized financing transactions and are carried at the amounts at which the securities will be resold/repurchased plus accrued interest. The Company's matched book generally has a maturity of under three months and are collateralized by US Agency mortgage backed and US Treasury securities.

Accordingly, the carrying value of reverse repos/repos approximates fair value (categorized as Level 2 of the fair value hierarchy).

Receivable from brokers, dealers, and clearing organizations, Payable to Parent, and accounts payable accrued expenses, and other liabilities are short-term in nature and, accordingly, are carried at amounts that approximate fair value. These accounts are recorded at or near their respective transaction prices and historically have been settled or converted to cash at approximately that value (categorized as Level 2 of the fair value hierarchy).

8.   RISK MANAGEMENT

The Company's U.S. Agency mortgage-backed securities and U.S. Treasury securities matched book financing portfolios are managed with a view towards the risk and profitability of the portfolios.

Management believes effective risk management is vital to the success of the Company's business activities. The Company has policies and procedures in place to identify, assess, monitor and manage the risks involved in its daily activities. To this end, the Company's risk management philosophy ensures a level of risk-taking that protects the Company's capital base and franchise.

As a securities firm, the Company's activities are executed primarily with and on behalf of other financial institutions, including REIT's, broker dealers, hedge funds, banks and other institutional customers. Concentrations of credit risk can be affected by changes in economic, industry or geographical factors. The Company seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures, including those described below.

The Company has a concentration of credit risk with the FICC, an industry clearing organization that becomes the central counterparty to eligible transactions with other FICC members in the reverse repo and repo market.

Credit risk refers to the risk of loss arising when a counterparty does not meet its financial obligations. The Company incurs credit risk exposure to institutions and this risk may arise from a variety of business activities, including, but not limited to, entering into contracts under which counterparties have obligations to make payments to the Company, or posting margin and/or collateral to clearing houses, clearing agencies, banks and other financial counterparties.

The Company employs a comprehensive credit limits framework as one of the primary tools used to evaluate and manage credit risk levels. The Company's Credit and Risk department is responsible for ensuring transparency of material credit risks, ensuring compliance with established limits, approving material extensions of credit, and escalating risk concentrations to appropriate senior management. Credit risk exposure is managed by professionals through a Risk Committee, comprised of senior management across Executive management, Market Risk, Credit Risk, and Finance.

9.   INCOME TAXES

The Company is subject only to the U.S. federal and Connecticut income tax jurisdictions.

The Company's DTAs and deferred tax liabilities DTLs are calculated using (1) the U.S. federal statutory rate of 21%, plus (2) the Connecticut effective rate of 5.925%, adjusted down from the Connecticut statutory rate of 7.5% due to the deductibility of state tax in computing federal income tax. The newly enacted federal tax rate of 21% took effect on January 1, 2018 and is effective for all tax years ending on or after this date. The components of the Company's DTAs and DTLs as of June 30, 2018, are as follows:

	Federal	State	Total
Deferred tax assets			
Start-up costs	$ 247,633	$ 69,868	$ 317,501
Accrued expenses	18,862	5,321	24,183
Net operating loss carryforward	450,997	127,246	578,243
State tax credit carryforward	-	10,543	10,543
Total	717,492	212,978	930,470
Deferred tax liabilities			
Furniture, equipment & leasehold improvements	(35,840)	(10,112)	(45,952)
Total	(35,840)	(10,112)	(45,952)
Net deferred taxes before valuation allowance	681,652	202,866	884,518
Valuation allowance	(681,652)	(202,866)	(884,518)
Net deferred taxes	$ -	$ -	$ -

A full VA has been recorded against the Company's DTAs, as the likelihood of realizing all the benefits of these assets in the future remains uncertain. Management has deemed it appropriate that the Company's DTL balance be netted against its total DTA balance before application of the VA because the Company's net operating loss DTA is greater than its total DTL balance. Therefore, the net operating loss DTA as of June 30, 2018, will fully absorb the effect of the reversal of the total DTL in future periods.

The Company's VA assessed on its total DTA balance increased by $884,518 during the period.

The Company has a federal net operating loss carryforward of $2,147,605, which has an indefinite life. The Company has a state tax credit carryforward of $10,543, which has a maximum life of five years and expires after June 30, 2023.

The Company's income tax returns are subject to review and examination by federal, state and local taxing authorities. The federal and state returns for the short period ended June 30, 2017 remains open under the statute of limitations.

The Company does not have any unrecognized tax benefits as of June 30, 2018.

On December 22, 2017, the United State Congress and the Administration signed into law the Tax Cuts and Jobs Act ("TCJA"). The TCJA made significant changes to the federal corporate income tax law including reducing the corporate income tax rate from 35% to 21%, effective January 1, 2018. At the time of the enactment, the impact on the Company's deferred tax balances as a result of the change in the tax rate is as follows:

	DTAs/DTLs pre-TCJA	DTAs/DTLs post-TCJA	Impact of Enactment
Deferred tax assets			
Start-up costs	$ 486,582	$ 328,557	$ (158,025)
Accrued expenses	97,505	65,839	(31,666)
Net operating loss carryforward	198,093	133,759	(64,334)
State tax credit carryforward	10,476	10,476	-
Total	792,656	538,631	(254,025)
Deferred tax liabilities			
Furniture, equipment & leasehold improvements	(74,717)	(50,451)	24,266
Total	(74,717)	(50,451)	24,266
Net deferred taxes before valuation allowance	717,939	488,180	(229,759)
Valuation allowance	(717,939)	(488,180)	229,759
Net deferred taxes	$ -	$ -	$ -

The TCJA enacted new tax laws that are applied prospectively. Given the significance of the legislation, the SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118"), which allows registrants to record provisional amounts during a one year "measurement period." The measurement period is deemed to end earlier when the registrant has obtained, prepared and analyzed the information necessary to finalize its accounting. During the measurement period, impacts of the law are expected to be recorded at the time a reasonable estimate for all or a portion of the effects can be made, and provisional amounts can be recognized and adjusted as information becomes available, prepared or analyzed. The Company has applied the provisions of SAB 118. SAB 118 summarize a three-step process to be applied at each reporting period to account for and qualitatively disclose: (1) the effects of the change in tax law for which accounting is complete; (2) provisional amounts (or adjustments to provisional amounts) for the effects of the tax law where accounting is not complete, but that a reasonable estimate has been determined; and (3) a reasonable estimate cannot yet be made and therefore taxes are reflected in accordance with law prior to the enactment of the Act. As the Company's income tax provision is based on information available at this time and may change upon the discovery of clarifying guidance and/or additional facts, the accounting for the impact of the Act is considered provisional. As of June 30, 2018, management does not believe that the impact of the Act will materially impact the Company's Statement of Financial Condition.

10. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements, net consists of the following as of June 30, 2018:

Furniture and fixtures	$	97,877
Office equipment		103,943
Leasehold improvements		9,049
Software		225,048
Total, at cost		435,917
Accumulated depreciation and amortization		(81,568)
Total, net	$	354,349

11. COMPENSATION PLAN

The Company maintains a 401(k) plan with a match (the "Plan") for all eligible employees. Employees become eligible for the Plan upon hire. The Plan provides for discretionary contributions by the Company and voluntary contributions by the participants.

12. BORROWINGS

In February 2018, the Company entered into a $50 million secured borrowing facility with a third party commercial banking institution. At June 30, 2018, the Company had no outstanding borrowings on this facility. The facility bears interest at market rates.

13. STOCKHOLDER'S EQUITY

Contributions of capital are recognized when received. Cash distributions of capital are recognized when paid. During the period from June 22, 2017 to June 30, 2018, the Company received $136,380,000 in contributions from the Parent.

14. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company maintains office space in Stamford, Connecticut. As of June 30, 2018, the minimum total rental commitments under non-cancelable leases are as follows:

Years Ending June 30,	Rent Commitment
2019	$ 81,500
2020	84,500
2021	87,500
2022	90,500
2023	38,125
Total	$ 382,125

The office space lease contains escalating rent payments as indicated in the commitment table above. The lease expires on November 30, 2022, and the Company has the option to renew.

Other Off-Balance Sheet Arrangements

In connection with its matched book trading activities, the Company had outstanding commitments to enter into forward starting reverse repurchase agreements of $2,396 million and had commitments to enter into forward starting repos of $2,749 million as of June 30, 2018. All such commitments have a start date of July 2, 2018.

Clearing Corporation Guarantee

The Company is a member of FICC, a clearing organization that trades and clears securities. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the clearing organization. The Company's guarantee obligations would arise only if the clearing organization had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the clearing organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for this agreement and believes that any potential requirement to make payments under this agreement is remote.

15. RELATED PARTY TRANSACTIONS

The Parent has entered into a service level agreement with a third party to provide advisory services on startup and buildout of the Company's trading platform and related operations. The Parent, in turn, has a service level agreement with the Company to be reimbursed for substantially all those costs incurred. The Company accrued costs of $909,658 which are included in Due to Parent in the Statement of Financial Condition at June 30, 2018.

In July 2018, the Parent terminated the aforementioned service level agreement. The Company settled its obligation to the Parent in July 2018. The Company accrued no further costs subsequent to July 31, 2018 with respect to this agreement.

The Company settles consolidated and combined current income tax payables and receivables with the Parent periodically, as amounts become due to or from the taxing authorities. As of June 30, 2018, the Company has no income tax receivable due from or tax payable due to the Parent.

16. NET CAPITAL

As a broker-dealer registered with the SEC, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000. At June 30, 2018, the Company's net capital calculated in accordance with Rule 15c3-1 was $137,699,379 which was $137,449,379 in excess of the required net capital of $250,000.

Advances to the Parent, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

17. SUBSEQUENT EVENTS

On July 30, 2018 the Parent made a capital contribution to the Company of $1,055,385.

There were no additional subsequent events to note.

The Company evaluated subsequent events through August 23, 2018, the date the Statement of Financial Condition was issued.

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